Exhibit 14

CODE OF ETHICS

VitalStream Holdings, Inc. has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and controller and any other persons performing similar functions on its behalf.

The text of the code of ethics is as set forth in the attachment to this Exhibit 14 (see next page). It is also posted on the Company's website, which has a URL of http://www.vitalstream.com.

The code of ethics specifically has a URL of http://www.vitalstream.com/investor/vsth-code-of-ethics.pdf.

Attachment to Exhibit 14

VITALSTREAM HOLDINGS, INC.
Code of Ethics for Financial Managers

Purpose

The Board of Directors (the "Board") of VitalStream Holdings, Inc. (the "Company") has adopted this Code of Ethics for Financial Managers (this "Code") to promote honest and ethical conduct, proper disclosure of financial information and compliance with applicable laws, rules and regulations by the Company's financial managers. This Code is intended to supplement the Company's Business Practices Guidelines and any other applicable Company policies or guidelines related to the areas covered by this Code.

Applicability

The Code applies to the Company's chief executive officer, chief financial officer, principal accounting officer or controller and any other persons performing similar functions on behalf of the Company (each a "Financial Manager"). Each Financial Manager is expected to adhere to and advocate the principles and practices described in this Code.

Principles and Practices

Each Financial Manager must:
1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

3.	Comply with laws, rules and regulations of federal, state, provincial and local governments and appropriate private and public regulatory agencies.

4.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated.

5.	Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.

6.	Refrain from using confidential information acquired in the course of business for personal advantage.

7.	Share knowledge and maintain skills important and relevant to constituents' needs.

8.	Protect and ensure the efficient use of assets and resources employed by or entrusted to such Financial Manager.

9.	Promote ethical behavior as a responsible partner among peers in the work environment and the community.

10.	Comply with the provisions of the Company's Business Practices Guidelines and any other applicable Company policies or guidelines.

11.	Promptly report any possible violation of this Code or the Company's Business Practices Guidelines to the General Counsel or the CEO, or if appropriate, to the Audit Committee.

Waivers or Amendments

Any request for a waiver of any provision of this Code must be in writing and addressed to the Audit Committee. Any waiver or amendment of this Code will timely be disclosed by the Company in filings with the Securities and Exchange Commission or as otherwise required by federal or state laws and regulations, or other regulatory requirements.

Compliance and Accountability

The Audit Committee will assess compliance with this Code, report material violations to the Board of Directors and recommend to the Board appropriate action. Violations of any part of this Code may result in disciplinary action, including termination of employment.

Adopted by the Board: April 22, 2004